FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2011

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Signature of Marine Charter

Agreement with BOURBON

PARIS, France – June 28 2011 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that it has signed a five-year marine charter agreement with BOURBON for six new support vessels to assist its seismic operations. The new vessels will be delivered starting at the end of 2012.

Jean-Georges Malcor, CEO of CGGVeritas, said: “This agreement to charter vessels to support our seismic acquisition operations is another step in our ambitious plan to improve the performance of our fleet and streamline the number of our maritime partners. CGGVeritas will benefit from the expertise of the BOURBON group and its commitment to the highest standards of operating quality and safety worldwide.”

“We are delighted to have been chosen by CGGVeritas, which comes as further confirmation of BOURBON’s capacity to adapt to meet the needs of its clients,” announced Christian Lefèvre, CEO of BOURBON. “At the same time, this agreement emphasizes BOURBON’s recognized expertise in the design and management of marine service vessels. The construction of a new segment of vessels for our fleet fits perfectly with the investments we are making under the BOURBON 2015 strategic plan.”

The chartered vessels will support CGGVeritas seismic vessels during their survey operations around the world, by providing them with the requisite ancillary services including refueling, crew change, food and equipment delivery, storage, assistance, and support during in-sea maintenance operations. In addition, their unique hybrid propulsion will offer exceptional operational flexibility and low energy consumption.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

About BOURBON

BOURBON offers oil & gas companies with the most demanding requirements a comprehensive range of surface and subsea marine services for offshore oil & gas fields and wind farms, based on an extensive range of latest-generation vessels. The Group provides a local service through its 26 operating subsidiaries, close to clients and their operations, and it guarantees the highest standards of service quality and absolute safety worldwide. BOURBON, a pure player in offshore, has two operating divisions: Marine Services and Subsea Services. BOURBON also protects the French coastline for the French Navy.

Under the “BOURBON 2015 Leadership Strategy” plan, the company is investing US$2 billion in a large fleet and by 2015 it will have 600 innovative and high-performance offshore vessels.

Classified by ICB (Industry Classification Benchmark) in the “Oil Services” sector, BOURBON is listed for trading on Euronext Paris, Compartment A, and is included in the Deferred Settlement Service SRD and in the SBF 120, CAC Mid 60 and Dow Jones Stoxx 600 indices.

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 28th, 2011	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary